PRESS RELEASE

TSX-CZN	May 17, 2004
FOR IMMEDIATE RELEASE

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Year End and First Quarter Results

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Cash position increased to $ 14,672,230 at March 31, 2004

Canadian Zinc Corporation (the “Company”) – Vancouver, BC--  reports that its financial results for the year ended December 31, 2003 show a net loss of  $904,860, compared to a loss of $937,208 in 2002.

The Company is at the exploration and development stage and does not generate any revenue or cash flow.

During 2003, the Company generated $15,619,803 gross proceeds  from financing activities.  The Company’s working capital  increased  to $13,184,656 at December 31, 2003,  from a deficit of $5,559. at December 31, 2002.

For the First Quarter ended March 31, 2004, Canadian Zinc reported a loss of $249,535, compared to a loss of $117,419 for the first quarter of 2003.

During the first quarter of 2004, the Company generated $1,680,627 gross proceeds from   financing activities through the exercise of options and the conversion of outstanding share purchase warrants.

Canadian Zinc’s cash position, including term deposits, at March 31, 2004 increased to $14,672,230 compared to $13,339,442 at December 31, 2003.  The Company is in a strong financial position to carry out its planned exploration, development and permitting programes  for 2004.

Plans for 2004, include carrying out a major exploration programme on the Prairie Creek property, outside the immediate currently known resource area, and initiating the planned underground decline development and underground drilling programme.  At the same time further technical and metallurgical studies will be carried out to advance the project towards commercial production.

It is expected that these programmes will commence during the second quarter of 2004.  The camp at the Prairie Creek Mine Site was re-opened in the first week of May in preparation for the summer work season.

The Company will also continue with its permitting activities, including its application for a winter road land use permit and for an extension of its drilling permit and also expects during the year to file an application for the Land Use Permits and Water License for commercial operation of the Prairie Creek mine.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &Chief Operating Officer	Chairman
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com